EXHIBIT F


November 26, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Holyoke Water Power Company
     Holyoke Power and Electric Company
     File No. 70-09943

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities
Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). In connection with the transactions contemplated by the Application/Declaration, as amended, in the above referenced file (the "Application"), I have acted as counsel to Holyoke Water Power Company ("HWP") and Holyoke
Power and Electric Company ("HP&E"; together with HWP, the
"Applicants"). This opinion is given to you with respect to the transactions described in the Application pursuant to your Instructions as to Exhibits to applications and declarations filed on Form U-1. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application.

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of the Applicants, certificates of public officials and of officers of the Applicants, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts and the federal laws of the United
States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts and do not hold myself out as an expert in the laws of such Commonwealth, although I have made a study of relevant laws of such Commonwealth. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth.

I have assumed that the transactions will be carried out in conformity with the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

Based on and subject to the foregoing, in the event that the transactions proposed by the Application are carried out as set forth therein, I am of the opinion that:

1. All state laws applicable to each of the transactions for which the Commission's approval was sought in the Application will have been complied with.

2. HWP and HP&E are each validly organized and duly existing under the laws of the Commonwealth of Massachusetts.

3. The consummation of the transactions for which the Commission's approval is sought in the Application will not violate the legal rights of the holders of any securities issued by any of the Applicants or any associate company of such Applicants.

I hereby consent to the use of this opinion in connection with the filing of the Application.

Very truly yours,


/s/ Jeffrey C. Miller
Jeffrey C. Miller
Assistant General Counsel
Northeast Utilities Service Company